Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On April 2, 2009, NRG Energy, Inc. (“NRG”) issued the following letter to all NRG stockholders.
[NRG ENERGY, INC. LETTERHEAD]
NRG Energy, Inc. Sends Letter to NRG Stockholders
PRINCETON, NJ; April 2, 2009—NRG Energy, Inc. (NYSE: NRG) today filed its preliminary proxy statement and sent the following letter to NRG stockholders regarding Exelon Corporation’s (NYSE: EXC) attempt to expand NRG’s Board of Directors from its current 13 directors to 19 directors and elect a slate of its nine directors to NRG’s Board of Directors, all to impose on NRG’s stockholders its wholly inadequate, highly conditional and risky unsolicited proposal to acquire NRG by means of its offer to exchange 0.485 of its shares for each share of NRG stock.
April 2, 2009
Dear NRG Stockholders:
Exelon’s preliminary proxy filing proposes to expand NRG’s Board of Directors from its current 13 to 19 directors and nominates a slate of nine Exelon directors—four of whom will contest the four Board positions up for election and the other five who Exelon expects to fill the new directorships.
It is your Board of Directors’ and management’s strong belief that Exelon’s proposal is not in NRG’s stockholders’ best interests. Our view is that Exelon’s actions are not intended to improve or augment the strategic direction of NRG or to otherwise maximize the value of your stake in NRG. Rather, we believe it is an attempt to elect to the NRG Board a slate of Exelon-paid directors, none of whom have significant experience in the power industry, so that Exelon can seek to compel your Company to accept its current, severely inadequate bid.
Whether or not you plan to attend the NRG annual meeting, you and other holders of NRG shares, will have the opportunity to tell Exelon, in no uncertain terms, that it cannot deprive you of the true value of your investment by voting the WHITE proxy card.
DON’T SIGN ANY BLUE EXELON CARDS YOU MAY RECEIVE

Exelon’s offer today is even more inadequate than when it was first made in
October 2008, because of Exelon’s worse than expected performance, diminished prospects and weakened stock price
The NRG Board and management team have said repeatedly that NRG is a willing market participant and would be a buyer or a seller at a fair price. We believe, however, that given Exelon’s many public statements on the topic and the substantial decline in Exelon’s share price since its initial offer for your company, Exelon has NOT and does not intend ever to offer you a fair price for your NRG.
Because Exelon’s offer to NRG stockholders is a “fixed exchange ratio” of Exelon’s stock, the increasing weakness in Exelon’s performance directly and negatively impacts the value that you, NRG’s stockholders, could receive if Exelon succeeds in completing its hostile exchange offer.

Exelon Stock Price on	Exelon
Initial Offer Date	Current Stock Price
(October 17, 2008)	(April 1, 2009)	Percent Decline
$54.50	$45.28	17%
As you can see, since its initial offer in October, Exelon’s stock price has decreased 17%, thereby lowering the proposed value of the transaction from $26.43 per share when the offer was first made to $21.96 per share, implying a meaningful drop in premium by 63%.
What is perhaps even more troubling is that, under the terms of the Exelon offer, NRG stockholders would remain fully exposed to further weakness in Exelon’s share price performance for the many months that it would take before a transaction between the two companies could even be completed. We cannot emphasize enough this very basic fact: Exelon’s current offer provides no price certainty, not now, not ever, since the value you receive will fluctuate with Exelon’s stock price. This is particularly important in light of Exelon’s recent announcement regarding a decrease in its earnings outlook. At its investor conference in March 2009, Exelon reduced its 2011 EPS guidance range by $1, or almost 20%, as results will be impacted more by changes in future commodities and forward power prices than originally anticipated or understood by the market.
Exelon’s suggested business model for the combined company appears to be designed solely to placate the rating agencies rather than to maximize stockholder value
Exelon has indicated that its primary post-transaction priority would be to preserve its investment grade rating—not increase stockholder value. In the current economic environment, particularly in Exelon’s hard hit markets in the industrial Midwest, we are concerned about Exelon’s credit standing and balance sheet strength on a stand-alone basis, even before contemplating the credit impact of an NRG acquisition. Other American utilities similarly situated to Exelon have, in the past few days, and are anticipated to launch substantial equity issuances, even in situations where they are not contemplating a hostile bid for a sub-investment grade target.
In the context of Exelon’s proposed offer for NRG, Exelon’s ambiguity over the need for and size of additional equity offerings is quite disturbing. As John Rowe, Exelon’s CEO, recently explained at Exelon’s recent 2009 investor conference:
“But as we look at the NRG transaction...we are assessing it against different costs for maintaining our investment grade status. And those costs depend on how many assets we can sell, we may have to sell a somewhat larger part, or whether we have to issue either common equity or some sort of convertible preferred.”1
We believe that Exelon—after properly assessing its worsened outlook and the depressed value of the assets that Exelon has said it intends to sell in order to maintain its investment grade rating—will need to issue substantially more common stock in connection with its bid to acquire NRG. However, as outlined in the table above, the value of Exelon’s offer for NRG is inexorably linked to the value of Exelon’s stock. We believe that, given the current market environment, Exelon’s plan is quite simply a risky proposition that would lead to value destruction for NRG stockholders, not to mention Exelon’s own stockholders. An open-ended strategy to issue new stock, in an extremely difficult equity market environment, by a company facing worsening economic conditions in its core markets, is a risk that NRG stockholders should not bear. Unfortunately, under the terms of the Exelon offer, you, the stockholders of NRG, are not only sharing in some of that risk, you are bearing all of it (since Exelon’s offer continues to remain highly conditional).
Exelon has failed to deliver its promised financing plan or to compensate NRG stockholders for the considerable transaction risk
In October 2008, when the proposed transaction was originally announced, Exelon stated that it would have committed financing “in place over the next few days.”2 Now, six months later, Exelon has yet to demonstrate that it has any financing whatsoever.
NRG carries approximately $8 billion of debt on its balance sheet, which NRG services with the revenue from its 24,000 megawatts (MW) generated by its power plants. The majority of NRG’s senior notes, which have an average interest rate of 7.34%, don’t come due until 2014 or later. In addition, NRG’s term loan has limited amortization between now and 2013, with an interest rate currently tied to LIBOR +150 basis points. NRG’s senior notes and term loan both are attractively priced. Accordingly, we believe that refinancing all or a major part of NRG’s debt now, whether done by NRG or Exelon, in the current capital market environment is a risky proposition which would, at best, be prohibitively expensive and, at worst, impossible to achieve. We believe that is why Exelon has failed to come forward with committed financing and that makes us even more concerned about Exelon’s offer.

[1]	March 12, 2009—Form 425 SEC filing. Remarks made by John Rowe, Exelon CEO, on March 10, 2009, at 2009 Exelon Investor Conference

[2]	October 20, 2008—Exelon Conference Call

\

Furthermore, with regard to Exelon’s proposal to expand the size of NRG’s Board, if it is approved—and all of Exelon’s nominees are elected to the Board—under the current circumstances, Exelon’s nominees would constitute 50% of the directors on the expanded NRG Board. Under the terms of NRG’s debt facilities, such an outcome could trigger an acceleration of that $8 billion in debt, which would have serious negative consequences for NRG and all of its stockholders. To help reduce this risk, the Board has already acted once to expand the Board by adding a highly qualified, independent director, Pastor Kirbyjon Caldwell. Because Exelon has rejected our request that it stand down from its board-packing proposal, to further reduce the risk of debt acceleration, the NRG Board will consider adding an additional independent director soon, in order to bring the Board to 14 members. However, you should be aware that this prudent action will not eliminate such risk because even if there are 10 “continuing directors” on a 19-person Board, the change of control provisions in the debt may nonetheless be triggered by future events, such as the departure of one or more “continuing directors” from the Board, for whatever reason.
Value creation: NRG and Exelon are heading in different directions
We recognize that these are difficult and uncertain times. NRG is not immune to the general state of the American economy either, but it is important that stockholders understand our firm belief that Exelon opportunistically seized on market anxiety and the free fall of stock values to launch its lowball offer, which does not value NRG’s strong financial position and immense opportunities. Below are a few critical facts about our business and how well positioned NRG is.

NRG owns power plants and sells electricity in bulk. Electricity, we are sure you will agree, is a fundamental mainstay of American life and is not, in practical terms, a discretionary spending item for the great majority of Americans. Before the recent drop in commodity prices, NRG effectively sold the great majority of its electricity production for the next few years at healthy prices, which are significantly higher than current levels. The gross margin from these contracted sales will help pay down NRG’s corporate debt while still supporting NRG’s growth prospects. In addition, NRG entered into the downturn with substantial liquidity on its balance sheet and has added to it over the past several months to the point where, as of February 27, 2009, NRG had $3.4 billion in total liquidity, of which $1.5 billion was cash.
Furthermore, at the exchange ratio contemplated in Exelon’s offer, the transaction subjects NRG stockholders to significant dilution in terms of free cash flow per share, and essentially transfers value from NRG stockholders to Exelon stockholders. If the two companies were to combine on the terms of the offer, NRG stockholders would own 17% of the combined company—and, based on current projections, 30% of the recurring free cash flow of the combined company for 2009.
But rather than just focus on NRG’s considerable strength and achievements, we want to emphasize to you that the current economic dislocation has created compelling opportunities for NRG that we have the means, the expertise and the nimbleness to capture for your benefit. It is important that you consider this in making your voting decision because these are the opportunities for value creation at NRG that may be lost if Exelon’s nominees are elected to NRG’s Board and certainly will be lost if NRG, and its entrepreneurial spirit, are subsumed within a giant utility like Exelon.
“Big is only helpful if you harness it. Otherwise it is just big.”
—The new CEO of GM, Frederick Henderson, commenting on the challenges ahead for his company
(The New York Times, 4/1/09)
The twin societal dynamics of sustainability and climate change, layered on top of the across-the-board decline in commodity prices and the Wall Street meltdown, have created a period of significant challenges for the American power industry, but also a period of even more significant opportunity—indeed, a period of opportunity that is virtually unprecedented in the history of our industry. While Exelon is big, and bigger has the potential to be better in the power industry, it is unclear what, if any, affirmative steps Exelon has taken to harness the benefit of its size to capture these industry opportunities. NRG, on the other hand, anticipated these dynamics and has been moving forcefully and effectively over the past few years to position the Company to capture the benefits for NRG stockholders. As described below, our leading position in advanced nuclear development, our recent acquisition of solar development opportunities and our new wind farms in west Texas provide demonstrable proof of what we have accomplished and what we can accomplish going forward.

Compare and contrast what NRG has achieved since the financial crisis heated up against what Exelon has accomplished:

		NRG Actions		Exelon Actions
Share Repurchases	✓	NRG completed its 2008 share repurchase program by buying $270 million in shares and, in February 2009, announced a new, $330 million 2009 share repurchase.	?	In October 2008, seven weeks after announcing its $1.5 billion share repurchase program, Exelon delayed indefinitely its share repurchase program.

Actual Financial Performance	✓	NRG achieved record full year EBITDA and Free Cash Flow for 2008 of $2.291 billion and $1.197 billion, respectively.	?	Exelon ended 2008 with operating earnings of $2,781 million, or $4.20 per diluted share, at the low end of its guidance range.

Future Financial Performance	✓	NRG increased its free cash flow guidance for 2009 due to a more positive assessment of the Company’s future tax position, making Exelon’s offer even more dilutive to NRG stockholders on a cash basis.	?	At its March 2009 investor conference, Exelon surprised the market with new disclosures that it had much lower levels of 2011 forward contracting than the market had previously believed. This caused several equity analysts to lower earnings estimates and price targets for Exelon shares.

Credit Rating	✓	NRG maintained stable credit ratings and outlook from all rating agencies prior to Exelon’s hostile offer.	?	Exelon has had its corporate credit rating downgraded by S&P and Moody’s.

		NRG Actions		Exelon Actions
Divestitures	✓	In February 2009, NRG announced plans to sell its lignite mining operation in Germany for $259 million, a highly accretive transaction to stockholders.	?	Exelon has not announced any recent transactions to optimize its portfolio.

Acquisitions	✓	In March 2009, NRG announced an agreement to acquire Reliant’s market-leading Texas retail business for $287.5 million. The acquisition will generate $150-200 million EBITDA/year.	?	Exelon has not been successful in any corporate acquisitions—or in the last three major acquisitions it has attempted.

Low Carbon Initiatives	✓	In 2008, NRG constructed two wind farms in west Texas on time and under budget.	?	Exelon has no wind projects under construction.

	✓	In February 2009, NRG announced plans to acquire 500MW of advanced development projects using eSolar’s technology putting NRG in a position to achieve first mover advantage in large scale solar power.	?	Exelon continues to work on its 3 MW solar demonstration project in Fairless Hills, PA.

Nuclear Development	✓	NRG’s nuclear program, STP 3&4, was chosen as a finalist under the DOE loan guaranty program putting NRG in a strong position to be a leader in the nuclear renaissance in the United States.	?	Exelon’s nuclear development project was not chosen as a DOE finalist apparently causing Exelon to abandon its technology choice. Since then, Exelon has followed NRG and chosen ABWR technology.
Don’t let Exelon transfer to Exelon’s stockholders the value that is rightfully yours
We believe Exelon is trying to pack NRG’s Board of Directors with its paid nominees in order to steer an NRG Board decision in favor of accepting Exelon’s inadequate offer. In fact, Exelon has said it “would be satisfied with winning four, five or six seats, as long as it can influence the board to endorse a deal.”3 While your Board is committed to acting in the best interest of all NRG stockholders, we view Exelon’s comments to mean that its ultimate goal with its nominations is that, if elected to NRG’s Board, Exelon’s nominees would drive an NRG/Exelon transaction at the current, inadequate price and unequal terms.
Further, Exelon has repeatedly said it will not increase its offer and, most recently, Exelon stated that if it doesn’t win the director seats, it will withdraw its offer: “Either we get in, in the proxy, when the proxy adjusts the board, do the due diligence (and we know that in the early summer) or we’re done.”4
If Exelon wants to put an offer on the table that reflects the fair value and exciting prospects of your Company, NRG’s Board of Directors is well-suited to give such an offer appropriate consideration as opposed to Exelon’s nominees. If Exelon, on the other hand, remains

[3]	February 27, 2009, Chicago Tribune, Exelon gains ground in bid to take over NRG-Majority of shares tendered; fight now is for board seats.

[4]	March 12, 2009, Form 425 SEC filing. Remarks made by Christopher Crane, Exelon COO, on March 10, 2009, at 2009 Exelon Investor Conference

interested only in taking advantage of the current economic climate to take your company at a lowball, inadequate price, then NRG’s Board will continue to strongly recommend that you not tender your stock as part of the Exelon exchange offer or vote in favor of the expansion of the NRG Board of Directors and Exelon’s nominees.
As we have so recently demonstrated, NRG’s substantial liquidity, ample cash balances, and extensively hedged baseload position—which drives strong free cash flows—enable us to capitalize on opportunities in the marketplace. We look forward to continuing to accomplish more, much more, on your behalf in the years to come.
Whether or not you plan to attend the Annual Meeting, NRG stockholders have the opportunity to tell Exelon that its offer is unacceptable and does not provide NRG with the value represented today or the potential value of NRG in the future by voting the WHITE proxy card.
What you can do to protect your investment in NRG
SIGN, DATE AND RETURN THE WHITE PROXY CARD.
DO NOT RETURN THE BLUE PROXY CARD.
The best thing you can do to preserve the value of your investment in NRG—and to ensure that you secure the full and fair benefit of NRG’s accomplishments—is to send Exelon the message that its current offer is inadequate and unacceptable, and that the NRG directors who are up for re-election at the Annual Meeting are better able to act in the best interests of NRG’s stockholders than Exelon’s paid nominees.
You will soon receive NRG’s proxy statement with the WHITE proxy card attached. Please support your Board and management by signing, dating and returning the enclosed WHITE proxy card promptly after you receive it. You may also vote by phone or Internet by following the instructions on the proxy card.
Your vote is important, no matter how many or how few shares you own. If you have any questions or need any assistance voting your shares, please contact Mackenzie Partners, Inc., which is assisting NRG in this matter, at 800.322.2885.
On behalf of NRG’s Board of Directors, we thank you for your continued support.
Sincerely,

/s/ David Crane	/s/ Howard Cosgrove

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board
About NRG
NRG Energy, Inc., a Fortune 500 company, owns and operates one of the country’s largest and most diverse power generation portfolios. NRG’s 48 plants provide approximately

24,000 megawatts of generation capacity—enough to power nearly 20 million homes. In November 2007, NRG won two of the industry’s highest honors—Platts Industry Leadership and Energy Company of the Year awards. Headquartered in Princeton, NJ, NRG is a member of the U.S. Climate Action Partnership (USCAP), a group of business and environmental organizations calling for mandatory legislation to reduce greenhouse gas emissions. More information is available at www.nrgenergy.com.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on April 2, 2009 in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on April 2, 2008.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.
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Contacts:

Media:	Investors:
Meredith Moore	Nahla Azmy
609.524.4522	609.524.4526

Lori Neuman	Dave Klein
609.524.4525	609.524.4527

Dave Knox	Erin Gilli
713.795.6106 (Texas and Louisiana)	609.524.4528